Davis & Gilbert LLP
1740 Broadway
New York, New York 10019
(212) 468-4800

DIRECT DIAL NUMBER	MAIN FACSIMILE
(212) 468-4944	(212) 468-4888
EMAIL ADDRESS	PERSONAL FACSIMILE
rnorton@dglaw.com	(212) 974-6969

August 28, 2007

VIA EDGAR

Mr. David Burton
Staff Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Solomon Technologies, Inc.
Form 8-K dated August 14, 2007
File No. 0-50532

Dear Mr. Burton:

On behalf of Solomon Technologies, Inc. (the “Company”), we are writing to respond to the staff’s letter of comment dated August 23, 2007, pertaining to the captioned report on Form 8-K.

The Company filed an amendment to the Form 8-K on Form 8-K/A on August 24, 2007, responding to the three comments in the letter of comment.

In connection with the Form 8-K/A, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. David Burton
Staff Accountant
Securities and Exchange Commission
August 28, 2007

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

Please telephone the undersigned at (212) 468-4944 with any questions or comments you may have regarding this letter.

Very truly yours, /s/ Ralph W. Norton Ralph W. Norton

cc:	Gary G. Brandt